CUSIP No. 370853202.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

General Steel Holdings, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share Series A Preferred Stock, par value $0.001
(Title of Class of Securities)

370853202 (Common Stock)
(CUSIP Number)

Mitchell S. Nussbaum, Esq.

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

(212) 407-4159
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 24, 2018
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 9 Pages)

CUSIP No. 370853202

1	NAME OF REPORTING PERSONS

HUMMINGBIRD HOLDINGS LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

BRITISH VIRGIN ISLANDS

	7	SOLE VOTING POWER

		7,352,941 Shares of Common Stock 3,092,899 Shares of Series A Preferred Stock
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		7,352,941 Shares of Common Stock 3,092,899 Shares of Series A Preferred Stock
PERSON WITH	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,352,941 Shares of Common Stock 3,092,899 Shares of Series A Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.68% of Common Stock 100% of Series A Preferred Stock, which carries voting power of 30% of the combined voting power of the Company’s common and preferred stock.
14	TYPE OF REPORTING PERSON*

CO

CUSIP No. 370853202.

1	NAME OF REPORTING PERSONS

BAO NING SHI
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS*

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

PEOPLE’S REPUBLIC OF CHINA

	7	SOLE VOTING POWER

		7,352,941 Shares of Common Stock 3,092,899 Shares of Series A Preferred Stock
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH
REPORTING		7,352,941 Shares of Common Stock 3,092,899 Shares of Series A Preferred Stock
PERSON WITH	10	SHARED DISPOSITIVE POWER

		-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,352,941 Shares of Common Stock 3,092,899 Shares of Series A Preferred Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

29.68% of Common Stock 100% of Series A Preferred Stock, which carries voting power of 30% of the combined voting power of the Company’s common and preferred stock.
14	TYPE OF REPORTING PERSON*

IN

Item 1.	Security and Issuer

 This statement relates to the common stock, par value $0.001 per share (“Common Stock”), of General Steel Holdings, Inc. (the “Issuer”). The address of the Issuer's principal executive offices is Room 106, Tower H, Phoenix Place, Shuguangxili, Chaoyang District, Beijing, China 100028.

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D is filed by (i) Hummingbird Holdings Limited, a corporation organized under the jurisdiction of the British Virgin Islands (“Hummingbird”); and (ii) Bao Ning Shi, a citizen of the People’s Republic of China (collectively, the “Reporting Persons”). Mr. Shi is sole director and sole shareholder of Hummingbird.

(b)	The business address of Hummingbird is Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands. The business address of Mr. Shum is Building 2, No1 Courtyard, Mahuiying, Wanhe Art District, Chaoyang District, Beijing, China.

(c)	Hummingbird is a holding Company. Mr. Shi is a private investor who mainly invests in the Biotechnology industry.

(d)	During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds and Other Consideration.

On August 24, 2018 (the “Closing Date”), the Issuer entered into a Subscription Agreement with Hummingbird. Pursuant to the Subscription Agreement, Hummingbird purchased 7,352,941 shares (the “Shares”) of the Company’s common stock, par value $0.001 per share (the “Common Stock”), at a purchase price of $0.034 per share for aggregate gross proceeds of $250,000.

On the Closing Date, Hummingbird entered into a securities purchase agreement with Mr. Zuosheng Yu , the Issuer’s Chairman and Chief Executive Officer, pursuant to which Hummingbird purchased in a private transaction 100% of the Company’s issued and outstanding Series A Preferred Stock owned by Mr. Yu for an aggregate purchase price of $600,000. The Series A Preferred Stock carries voting power of 30% of the combined voting power of the Company’s common and preferred stock.

The source of the funds for the acquisition of the Shares by Hummingbird was contributed by Mr. Bao Ning Shi personally.

Item 4.	Purpose of Transaction.

The purpose of the transactions was for Hummingbird to acquire control of the Issuer. Although currently there are no written agreements, plans or proposals, in the future the Reporting Persons may enter into a corporate transaction that would result in a material change in the Issuer’s business operations. In connection with the transaction the Board appointed a new director.

Other than disclosed above, the Reporting Persons do not have any binding plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b)  an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c)  a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d)  any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e)  any material change in the present capitalization or dividend policy of the Issuer; (f)  any other material change in the Issuer’s business or corporate structure; (g)  changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person; (h)  causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act;  or (j) any similar action to those enumerated above.

Item 5.	Interest in Securities of the Company.

(a)	Hummingbird beneficially owns an aggregate of (i) 7,352,941 shares of Common Stock, representing approximately 29.68% of the total issued and outstanding shares of Common Stock, and (ii) 3,092,899 shares of Series A Preferred Stock representing 100% of the Series A Preferred Stock, together with the common stock the “Shares”. Mr. Shi is the sole director and sole shareholder of Hummingbird and is deemed to have beneficial ownership over the Shares.

(b)	Hummingbird has sole voting and dispositive power over the Shares. The Series A Preferred Stock carries voting power of 30% of the combined voting power of the Company’s common and preferred stock. Mr. Shi is deemed to have power to direct the vote and disposition of the Shares.

(c)	Other than the acquisition of the Shares as reported on this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d)	To the knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as disclosed herein, there is no contract, arrangement, understanding or relationship (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to be Filed as Exhibits.

None

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  November 29, 2018

HUMMINGBIRD HOLDINGS LIMITED

By:	/s/ Bao Ning Shi
Name: BAO NING SHI
Title: Director

s/ Bao Ning Shi
BAO NING SHI